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Exhibit 99.1

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

Form of Proxy — Special Meeting to be held on January 11, 2007

This Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the proxyholder.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Mountain Time, on January 9, 2007.

Appointment of Proxyholder

I/We, being holder(s) of Paramount Resources Ltd. (the "Company") hereby appoint: Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta	OR	Enter the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Paramount Resources Ltd. to be held at the Chambers Room, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta on January 11, 2007 at 9:00 AM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against
1. Special Resolution
The special resolution to approve the arrangement under the provisions of Section 193 of the Business Corporations Act (Alberta) described in the information circular of the Corporation dated December 8, 2006 (the "Information Circular").	☐	☐

	For	Against
2. Stock Option Plan
The ordinary resolution to approve the stock option plan (the "Option Plan") for MGM Energy Corp. ("Newco") described in, and set out as Appendix F to, the Information Circular.	☐	☐

	For	Against
3. Stock Option Grants
The ordinary resolution to approve the grant of stock options of Newco under the Option Plan, as described in the Information Circular.	☐	☐

In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Special Meeting included within the Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof.

Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM	/	DD	/	YY

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Exhibit 99.1